EXECUTIVE INVESTORS TRUST-HIGH YIELD FUND

Sub-Item 77C(a) and ( c): A special Meeting of Shareholders of Executive Investors Trust-High Yield Fund ("Executive High Yield") was held on
February 25, 2000 to vote on a motion to adopt a resolution to approve an Agreement and Plan of Reorganization and Termination between Executive High Yield and First Investors Fund For Income, Inc. ("Fund For Income"), and the transactions contemplated thereby, including (a) the transfer of substantially all of the assets of Executive High Yield to Fund For Income in exchange for Class A shares of Fund For Income, (b) the pro rata distribution of such shares to the shareholders of Executive High Yield, and (c) complete liquidation of Executive High Yield.

A total of 1,067,081.091 shares of the beneficial interest of the Executive High Yield Fund were voted FOR the adoption of said resolution, 11,777.362 shares of beneficial interest were voted AGAINST the adoption of said resolution, and 65,803.199 shares of beneficial interest of the Executive High Yield Fund ABSTAINED from voting on the resolution. The resolution was adopted since the majority of the votes cast in person or by proxy voted FOR the adoption of the resolution.